                                                                      Exhibit 99


NEWS
FOR IMMEDIATE RELEASE


                                                FOR FURTHER INFORMATION CONTACT:
                                                               ROCHELLE F. WALK,
                                      SECRETARY AND DIRECTOR - CORPORATE AFFAIRS
                                                                  (216) 861-8734
                                                          RWALK@OGLEBAY.ONCO.COM


               JOHN LAUER, OGLEBAY NORTON CHIEF EXECUTIVE OFFICER
                         AND PRESIDENT, NAMED CHAIRMAN;
                 LAUER OUTLINES STRATEGIC VISION TO SHAREHOLDERS

         CLEVELAND, OHIO -- JULY 29, 1998 - John N. Lauer, president and chief executive officer of Oglebay Norton Company (Nasdaq: OGLE) was elected to the additional post of chairman at a Company Board of Directors meeting today, succeeding R. Thomas Green, Jr., who is retiring after 33 years with the Company.

         In his comments at today's annual shareholder meeting, Lauer stated that the Company is targeting a total enterprise value of $1 billion by the year 2000. "In a business such as ours, a one-billion-dollar enterprise value would translate into approximately $600 million in sales and approximately $150 million in operating margin or EBITDA," said Lauer. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

         In response to a question, Lauer also noted that results for 1998 likely will not meet 1997's earning per share record of $3.37 (assuming dilution). The previous year's results included a gain and other income from the sale of marketable securities, the receipt of insurance proceeds and significantly lower debt levels.

         "From an operating standpoint, performance in the first half of 1998 was strong, resulting in the $1.08 earnings per share we reported today for the first six months," said Lauer. "We are optimistic that operating performance in the second half of 1998 will equal or exceed our first half, although debt levels will be up substantially in comparison with last year's levels."

         Lauer reported that debt as of June 30,1998 was approximately $300 million, of which nearly $250 million was incurred in the first half of 1998 related to three acquisitions - Colorado Silica Sand, the

Port Inland operations and Global Stone Corporation.

         Lauer told shareholders the Company is considering a public debt offering later this year of approximately $160 million, the proceeds of which will be used to reduce other existing debt.

         "We are firmly on track to increasingly deliver enhanced shareholder value across all three of our core operations - marine transportation, industrial sands, and lime and limestone," said Lauer. "This is an important strategic transition year for us, as we have already doubled annual revenues in the first half."

         In other actions at the annual meeting, shareholders:

         -      Approved the Oglebay Norton Company Director Fee Deferral Plan
         -      Approved the Performance Option Agreement with John Lauer
         - Elected three directors -- Malvin Bank, William Bares and John Weil -- to serve three-year terms expiring 2001.

         Oglebay Norton is a Cleveland, Ohio-based company engaged in Great Lakes marine transportation, material handling, and the mining and marketing of industrial sands, limestone and lime. Oglebay serves the steel, oil and gas, ceramic, chemical, glass, electric utility and construction industries. The Company recorded revenues from continuing operations of $145 million in 1997. Oglebay has nearly doubled its size in the first half of 1998 with the recent acquisitions of Global Stone Corporation, Port Inland Limestone Company and Colorado Silica Sand. Including these acquisitions, Oglebay Norton's pro forma revenues for 1997 totalled more than $280 million.

         The Company's website, located at WWW.OGLEBAYNORTON.COM, is updated regularly with investor information.

CERTAIN STATEMENTS CONTAINED IN THIS RELEASE ARE "FORWARD-LOOKING" IN THAT THEY REFLECT MANAGEMENT'S EXPECTATIONS AND BELIEFS FOR FUTURE PERFORMANCE IN 1998 AND BEYOND WITH RESPECT TO ITS OPERATING SEGMENTS. FORWARD-LOOKING STATEMENTS ARE NECESSARILY SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS, MANY OF WHICH ARE OUTSIDE THE CONTROL OF THE COMPANY, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH STATEMENTS. WEATHER, OIL PRICES, STEEL PRODUCTION, GREAT LAKES AND MID-ATLANTIC CONSTRUCTION ACTIVITY, THE CALIFORNIA ECONOMY AND POPULATION GROWTH RATES IN THE SOUTHWESTERN UNITED STATES, ALL CAN IMPACT REVENUES AND EARNINGS. IN THIS RELEASE, WORDS SUCH AS "BELIEVES," "EXPECTS" AND "ANTICIPATES" ARE INDICATIVE OF FORWARD-LOOKING STATEMENTS.

NEWS
FOR IMMEDIATE RELEASE


                                                FOR FURTHER INFORMATION CONTACT:
                                                               ROCHELLE F. WALK,
                                      SECRETARY AND DIRECTOR - CORPORATE AFFAIRS
                                                                  (216) 861-8734
                                                          RWALK@OGLEBAY.ONCO.COM


                  OGLEBAY NORTON REPORTS STRONG SECOND QUARTER
                      REVENUES AND EARNINGS COMPARED WITH
                   FIRST QUARTER 1998 AND SECOND QUARTER 1997

CLEVELAND, OHIO; JULY 29, 1998 ---Oglebay Norton Company (NASDAQ: OGLE) today announced revenues increased 46% to $63,726,000 in the second quarter of 1998, compared with $43,576,000 in the second quarter of 1997. Operating margin (earnings before interest, taxes, depreciation and amortization) increased 58% to $16,777,000, compared with $10,623,000 in the second quarter of 1997. Net income increased 7% to $5,449,000 ($1.13 per share, assuming dilution) compared with $5,108,000 ($1.06 per share, assuming dilution) in the same period one year ago.

         In the first half of 1998, revenues increased 38% to $78,034,000 from $56,362,000 in the first half of 1997. Operating margin for the six-month period was up 40% to $18,198,000, compared with $12,974,000 in the first half of 1997. Net income for that period decreased 12% to $5,229,000 ($1.08 per share, assuming dilution) compared with $5,961,000 ($1.23 per share, assuming dilution) in the same period one year ago. This reduction in net income is due primarily to the fact that in the first half of 1997 the Company recorded a gain and other income of $1,272,000 ($.26 per share, assuming dilution) from the sale of marketable securities and the receipt of insurance proceeds.

         Marine Transportation revenues and operating margin for both the second quarter and the first half of 1998 were improved over the same periods in 1997 as a result of strong customer demand, good operating conditions on the Great Lakes, and lower fuel costs.

         Revenues from Industrial Sands during the second quarter were above the first quarter 1998, but were slightly lower than its record second quarter in 1997 due to reduced oil field demand. Industrial Sands' non-oil field service business is strongly ahead of 1997.



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
Oglebay Norton Company
Second Quarter, 1998 Revenue and Earnings



          "Our overall operating performance for the second quarter of 1998 was excellent," said John N. Lauer, President and Chief Executive Officer. "During the second quarter we acquired two businesses, the Port Inland limestone operations in Michigan and Global Stone Corporation. Port Inland is performing ahead of second quarter 1997 results, more than meeting our expectations. Global Stone is performing in accordance with management's pre-acquisition expectations," he continued.

         Global Stone Corporation is a Canadian-based lime, chemical limestone and construction aggregates producer with annual revenues of approximately US$125 million. It has operations in both the United States and Canada, and is the sixth largest lime producer in the United States. Lauer noted that the Company anticipates Global Stone to be accretive to earnings per share in 1999.

         "The addition of these lime and limestone businesses fits well with our strategic initiatives," continued Lauer. "Oglebay Norton is experienced in the industrial minerals business and, with the consolidation underway in the lime and limestone markets, there is an excellent opportunity for Oglebay Norton to build a leadership position in the lime industry."

         The Company also said that its Marine Transportation business continues to have an outstanding year and anticipates that if normal weather conditions persist through the second half of 1998 the division could deliver record profits. Marine Transportation handles and transports bulk materials, principally iron ore, coal and limestone.

         The Industrial Sands business, with the acquisition of the Colorado Silica Sand operations in March, 1998 and the strong performance of its operations in Orange County, California, is likely to have its second-best profit performance this year, despite the softness in its oil field related business.

                                     *******
         In other action, Oglebay Norton Company's Board of Directors declared a regular dividend of $.20 per share, payable September 30, 1998, to stockholders of record on September 10, 1998.

         Oglebay Norton Company is a Cleveland, Ohio-based company engaged in Great Lakes marine transportation and services, the mining and marketing of industrial sands and limestone, and the production and sale of lime. It serves the steel, oil and gas, ceramic, chemical, glass, paper, electric utility and construction industries. The Company recorded revenues from continuing operations of $145 million for the year ended December 31, 1997. Oglebay Norton







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

Oglebay Norton Company
Second Quarter, 1998 Revenue and Earnings



has nearly doubled its revenue base in the first half of 1998 with the recent acquisitions of Global Stone Corporation, Port Inland Limestone Company and Colorado Silica Sand Company. Including these acquisitions, Oglebay Norton's pro forma Net Revenue for 1997 exceeds $280 million.

         The Company's website, located at www.oglebaynorton.com, is updated regularly with investor information.

CERTAIN STATEMENTS CONTAINED IN THIS RELEASE ARE "FORWARD-LOOKING" IN THAT THEY REFLECT MANAGEMENT'S EXPECTATIONS AND BELIEFS FOR FUTURE PERFORMANCE IN 1998 AND BEYOND WITH RESPECT TO ITS OPERATING SEGMENTS. FORWARD-LOOKING STATEMENTS ARE NECESSARILY SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS, MANY OF WHICH ARE OUTSIDE THE CONTROL OF THE COMPANY, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH STATEMENTS. WEATHER, OIL PRICES, STEEL PRODUCTION, GREAT LAKES AND MID- ATLANTIC CONSTRUCTION ACTIVITY, THE CALIFORNIA ECONOMY AND POPULATION GROWTH RATES IN THE SOUTHWESTERN UNITED STATES, ALL CAN IMPACT REVENUES AND EARNINGS. IN THIS RELEASE, WORDS SUCH AS "BELIEVES", "EXPECTS" AND "ANTICIPATES" ARE INDICATIVE OF FORWARD-LOOKING STATEMENTS.


                                       ##

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



CONSOLIDATED STATEMENT OF OPERATIONS  (UNAUDITED)
Oglebay Norton Company and Subsidiaries


                                                         Three Months Ended        Six Months Ended
                                                              June 30                    June 30
(000's except per share amounts)                       1998           1997         1998            1997
---------------------------------------------------------------------------------------------------------

NET SALES AND OPERATING REVENUES                     $ 63,726      $ 43,576      $ 78,034      $ 56,362

COSTS AND EXPENSES
Cost of goods sold and operating expenses              41,527        30,049        50,626        37,830
Depreciation and amortization                           5,426         2,686         6,387         3,462
General, administrative and selling expenses            5,143         3,382         8,937         6,704
                                                       52,096        36,117        65,950        47,996

    INCOME FROM OPERATIONS                             11,630         7,459        12,084         8,366

Gain on sale of assets                                     29            31            44           793
Interest, dividends and other income                      250         1,159           728         1,729
Interest expense                                       (3,667)         (649)       (4,447)       (1,194)
Other expense                                            (558)         (712)       (1,045)       (1,376)
                                                     --------      --------      --------      --------

    INCOME FROM CONTINUING OPERATIONS
       BEFORE INCOME TAXES                              7,684         7,288         7,364         8,318
Income taxes                                            2,235         2,104         2,135         2,382
                                                     --------      --------      --------      --------

    INCOME FROM CONTINUING OPERATIONS                   5,449         5,184         5,229         5,936
Income from discontinued operations                       (76)           25
                                                     --------      --------      --------      --------

    NET INCOME                                       $  5,449      $  5,108      $  5,229      $  5,961
                                                     ========      ========      ========      ========

    PER SHARE AMOUNTS
      Basic:
        Continuing operations                        $   1.14      $   1.08      $   1.09      $   1.23
        Discontinued operations                                        (.02)                        .01
                                                     --------      --------      --------      --------
        Net income per share                         $   1.14      $   1.06      $   1.09      $   1.24
                                                     ========      ========      ========      ========

      Assuming dilution:
        Continuing operations                        $   1.13      $   1.07      $   1.08      $   1.22
        Discontinued operations                                        (.01)                        .01
                                                     --------      --------      --------      --------
        Net income per share                         $   1.13      $   1.06      $   1.08      $   1.23
                                                     ========      ========      ========      ========

      Average number of shares                          4,764         4,800         4,764         4,808
      Average number of shares adjusted to basic        4,775         4,800         4,777         4,808
      Average number of shares assuming dilution        4,810         4,832         4,820         4,837